IN THE MATTER OF

                      FILE NO. 70-9627

             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.   20549

       CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


              _________________________________



  Allegheny Energy, Inc.       Allegheny Energy Supply Company, LLC
  10435 Downsville Pike        4350 Northern Pike
  Hagerstown, MD 21740         Monroeville, PA 15146-2841

  The Potomac Edison Company   Allegheny Energy Service Corporation
  (d/b/a Allegheny Power)      10435 Downsville Pike
  10435 Downsville Pike        Hagerstown, Maryland 21740
  Hagerstown, Maryland 21740

              __________________________________

        THIS IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transactions listed below:

     Pursuant to Holding Co. Release No. 27399 issued
     in  File No. 70-9627, the Applicants, on June 1,
     2001:   (1)  formed  a  special  purpose  entity
     ("Green  Valley Hydro, LLC") for the purpose  of
     holding the Virginia Hydros; (2) transferred the
     Virginia Hydros, at book value as of the date of
     the  transfer to Green Valley Hydro, LLC,  as  a
     capital  contribution in exchange  for  all  the
     membership interests in Green Valley Hydro, LLC;
     (3) dividend in-kind all membership interests in
     Green  Valley Hydro, LLC, to Allegheny;  and  4)
     merged  AE  Units  1 and 2, LLC  with  Allegheny
     Energy Supply Company LLC.

          This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.


                              ALLEGHENY ENERGY, INC.

                              /s/ MARLEEN BROOKS

                              Marleen Brooks
                              Secretary of Allegheny Energy, Inc.


Date: August 9, 2001